SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

GOL LINHAS AÉREAS INTELIGENTES S.A.

CNPJ/ME Nº. 06.164.253/0001-87

NIRE 35.300.314.441

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON NOVEMBER 8, 2021

I.        Date, Time and Place: On November 8, 2021, at 11 p.m., held at the head office of Gol Linhas Aéreas Inteligentes S.A. (“Company”), at Praça Comandante Linneu Gomes, S/Nº, Portaria 3, in the Meeting Room of the Board of Directors, Jardim Aeroporto, Zip Code 04626-020, in the City and State of São Paulo.

II.        Call Notice and Attendance: The call notice was waived due to the attendance of all members of the Board of Directors: Constantino de Oliveira Junior, Joaquim Constantino Neto, Ricardo Constantino, Anna Luiza Serwy Constantino, Antonio Kandir, André Béla Jánszky, Germán Pasquale Quiroga Vilardo and Philipp Schiemer.

III.        Presiding Board: Mr. Constantino de Oliveira Junior was the Chairman of the meeting, and invited me, Ana Beatriz M. P. de Almeida Lobo, to act as secretary of the meeting.

IV.        Agenda: To pass resolutions on the following matters:

(i)	the approval of the Company's individual and consolidated quarterly information for the period ended on June 30, 2021, including the report on the review of quarterly information issued by Grant Thornton Auditores Independentes (“Auditors”);

(ii)	the election of Mr. André Fehlauer as officer of the Company;

(iii)	the execution by the Company of the Guarantee Agreements in order to guarantee the fulfillment of the obligations assumed by Gol Linhas Aéreas S.A. (“GLA”), controlled by the Company, in the Aircraft Leasing Agreements (“Lease Agreements”) entered into by and between GLA and GE Capital Aviation Services Limited (“GECAS”), in the amount up to one hundred fifty-seven million, eight hundred and twenty-four thousand dollars (US$ US$ 157,824,000);

(iv)	the rectification of item “iii” of the Resolutions of the Minutes of the Board of Directors' Meeting held on July 15,2021 and of item “iii.b” of the Resolutions of the Minutes of the Board of Directors' Meeting held on July 28, 2021;

(v)	the ratification of the new capital stock value as a result of the exercise of options by the participants of the Company's Stock Option Plan.

V. Resolutions: After the necessary explanations were provided and after a detailed review of the documents regarding the matters hereof, the members of the Board of Directors unanimously approved:

(i)	the Company's individual and consolidated quarterly information (“ITR”) for the period ended on June 30, 2021, including the report on the review of quarterly information issued by the Auditors, which duly approved and initialed by the chairman and the secretary of the meeting, will be filed at the Company’s head office and disclosed on the due date;

(ii)	the election of Mr. André Fehlauer, Brazilian, married, businessman, bearer of Identity Card RG Nº 22.929.69, issued by SSP/SC, enrolled with the CPF/ME under Nº 908.180.839-72, to the office of Executive Officer, domiciled at Alameda Rio Negro nº 585, Bloco B, 2º andar, conjuntos 21 e 22, Parte A, Alphaville, City of Barueri, State of São Paulo, to the position of Vice-President Officer for a term of office until March 17, 2022, beginning on the date hereof. The officer hereby elected declared, in accordance with the provisions set forth in Article 37, item II, of Law Nº 8,934/94 and in Article 147, paragraphs 1 and 2, of Law N 6,404/76, as amended, that he has not been convicted of any of the crimes set forth in the applicable laws, nor are they subject to legal restrictions that would prevent them from exercising business activities;

(iii)	the execution by the Company of the Guarantee Agreements in order to guarantee the fulfillment of the obligations assumed by GLA, controlled by the Company, in the Lease Agreements entered into by and between GLA and GECAS of four (4) Boeing 737-8MAX aircrafts, with the respective manufacturer serial numbers: MSN 44861, MSN 60703, MSN 43558 e MSN 44862, in the amount up one hundred fifty-seven million, eight hundred and twenty-four thousand dollars (US$ 157,824,000)

(iv)	the rectification of item "iii" of the Resolutions of the Minutes of the Board of Director’s Meeting held on June 15, 2021, in order to establish that the value of capital stock after the capital increase is that indicated in item "ii" of the aforementioned minutes, which is R$4,194,504,426.09, which already considers the cancellation of shares of subscribers who conditioned their subscription under the aforementioned increase. In view of this, the wording contained in item "iii" of the aforementioned minutes, regarding the Company's capital stock, should be as follows:

“(iii) Ratify the conversion of one hundred seventy-one million, one hundred thirty-six thousand, one hundred thirty-seven (171,136,137) common shares issued by the Company pursuant to the Capital Increase, held by the vehicle of the controlling shareholders who subscribed common shares, into four million, eight hundred and eighty-nine thousand and six hundred and three shares (4,889,603) preferred shares issued by the Company, at the ratio of 35 common shares to 1 preferred share, pursuant to Article 5, paragraph 7 of the Company's bylaws, disregarding share fractions. Due to the above resolutions, the caput of article 5 of the Company’s bylaws will be amended as follows, after approval by the extraordinary general shareholders’ meeting to be called in due course:

“Article 5 - The fully subscribed and paid-in Capital Stock is R$4,194,504,426.09, divided into 3,177,611,730 shares, of which 2,863,682,710 are common shares and 313,929,020 are preferred shares, all nominative and with no par value.”

As a result of what was resolved above, the wording of item “iii.b” of the Resolutions of the Minutes of the Board of Directors' Meeting of 07/28/2021, should be replaced by the following wording:

“(iii.b) Due to the Capital Increase approved above, the Article 5, caput, of the Company's bylaws shall be read as follows (the wording of the respective paragraphs shall be maintained), after the consolidation approved in an Extraordinary General Meeting to be called in due course: “ARTICLE 5 - The Capital Stock, fully subscribed and paid-up, is of R$4,196,592,403.74 represented by 3,178,042,063 shares, of which 2,863,682,710 are common shares and 314,359,353 are preferred shares, all of them registered, with no face value."

(v)	the Company’s capital increase within its authorized capital, in the total value of R$14,248.00 upon issuance of 1,860 preferred shares, all nominative with no par value, as a result of the exercise of the stock options by the Participants of the Stock Option Plan (“Capital Increase”). The referred new preferred shares are identical to existing preferred shares and, under the terms of the Stock Option Plan, will be entitled to the same rights granted to the other shares of the same kind, including the receipt of dividends and interest on capital:

(iii.a) pursuant to Article 171, §3, of Law Nº 6404, dated December 15, 1976, the current shareholders of the Company shall not have preemptive rights in the subscription of the shares issued as a result of the Capital Increase; and

(iii.b) Due to the Capital Increase approved above, the Article 5, caput, of the Company's bylaws shall be read as follows (the wording of the respective paragraphs shall be maintained), after the consolidation approved in an Extraordinary General Meeting to be called in due course:

“ARTICLE 5 - The Capital Stock, fully subscribed and paid-up, is R$4.196.606.651,74 represented by 3,178,042,063 shares, of which 2,863,682,710 are common shares and 314,359,353 are preferred shares, all of them registered, with no face value."

VI. Suspension of the Meeting and Drawing-up of the Minutes: The floor was offered to whoever might wish to use it and, since nobody did so, the meeting was suspended for the time necessary for these minutes to be drawn-up. Upon the reopening of the meeting, these minutes were read, checked and signed by the attendees. Signatures: Presiding Board – Chairman, Mr. Constantino de Oliveira Junior; Secretary, Ana Beatriz M. P. de Almeida Lobo. Members of the Board of Directors: Constantino de Oliveira Junior, Joaquim Constantino Neto, Ricardo Constantino, Anna Luiza Serwy Constantino, Antonio Kandir, André Béla Jánszky, Germán Pasquale Quiroga Vilardo, and Philipp Schiemer.

I hereby certify that this is a faithful copy of the minutes that were drawn-up in the proper book.

São Paulo, November 8, 2021.

Constantino de Oliveira Junior	Ana Beatriz M. P. de Almeida Lobo
Chairman	Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 12, 2021

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer